Mail Stop 4561
July 13, 2007
Mr. Howard Efron
Staff Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re:	Online Resources Corporation
Form 10-K for the fiscal year ended December 31, 2006
Comment Letter dated June 14, 2007
Response Letter dated July 13, 2007
File No. 0-26123
Dear Mr. Efron:
Thank you for your recent comment letter regarding our Form 10-K for the year ended December 31, 2006. We appreciate you assistance in maintaining compliance with the applicable disclosure requirements and in enhancing the overall disclosure in our filing. We have included our responses to your comments below. If you have any questions, please fee free to contact me at the telephone number listed at the end of this letter.
Form 10-K for the fiscal year ended December 31, 2006
Item 1A. Risk Factors, page 23
1.	Your disclosure states your belief that you currently have adequate internal controls over financial reporting. This belief appears to be inconsistent with the conclusion reached by the CEO and CFO disclosed elsewhere in this filing and disclosed on Form 10-Q for the quarterly period ended March 31, 2007. Please address this inconsistency in future filings and supplementally advise.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

Response:
Disclosures made in the Risk Factors section regarding our internal controls over financial reporting were not properly updated to reflect conclusions disclosed elsewhere in the Form 10-K and the subsequently filed Form 10-Q. In future filings, every effort will be made to present disclosures consistently throughout the documents.
Item 7A Quantitative and Qualitative Disclosures About Market Risk, page 45
2.	We note your disclosure but we do not understand how you have met the requirement to provide quantitative disclosures under one of the three required alternative disclosure methodologies provided by Item 305 of Regulation S-K. Please provide a quantitative assessment of interest rate risk related to your $85 million of variable rate senior secured notes.
Response:
In accordance with Item 305 of Regulation S-K, separate quantitative information shall be presented, to the extent material, for each market risk exposure category. We provided only a qualitative assessment of the interest rate risk related to our $85 million senior secured note due to the lack of materiality of the interest rate risk. As noted in Footnote 10 of our consolidated financial statements in our Form 10-K, $75 million, or 88%, of our variable rate notes are essentially fixed at 5.5% due to an interest rate hedge agreement. A hypothetical interest rate change of 1% for the remaining portion of the variable rate notes outstanding that are not subject to the hedge agreement would not net a material difference to our operations. However, in future filings, we will increase our disclosure in this section to include the hedge in more detail explaining what portion of the notes is essentially variable. In addition, we will closely monitor the materiality of the non-hedged portion of the variable notes and will increase our disclosure in accordance with Item 305(a) of Regulation S-K if, and when, or market risk exposure becomes material to our operations.
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 55
3.	We note that you have determined that the identified services are not separate deliverables pursuant to EITF 00-21 yet you have employed several different revenue attribution models to these services. Please provide to us your analysis of EITF 00-21 supporting your accounting treatment for each revenue stream.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

Within your response, please specify the rights and obligations, deliverables and contractual cash flows stipulated in your contractual agreements. Please identify each unit of accounting pursuant to EITF 00-21, the revenue recognition model you employ for each unit, and the basis for using each revenue recognition method. Please tell us if you have bundled several deliverables into one single unit of accounting and how management determined the revenue recognition model to be used for this single unit of accounting. Lastly, please tell us how the existence of revenue streams that are subject to refund affects the above analysis.
Response:
Pursuant to EITF 00-21, we considered whether our service deliverables represent one unit of accounting or represent multiple units of accounting as defined by EITF 00-21. The service deliverables should be considered separate units of accounting if all of the following criteria are met:
(1)	The delivered items have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis.

(2)	There is objective and reliable evidence of the fair value of the undelivered items.

(3)	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.
For example, we have concluded that our implementation services only have value to the customer if the customer has continual access to our internal use software via the Internet over the contract term to have its monthly transactions processed. Essentially, the implementation services provide the customer with access to our internal use software via the Internet, which enables the customers to provide account presentation, payment and other services to their end users. Additionally, our other services such as stop payment, check copy and SAS 70 report fees, only have value to the customer when the customer has continual access to our software and is receiving its monthly services. As such, we concluded that the delivered items do not have value to the customer on a standalone basis (criteria 1 above) and, therefore, the implementation fees, along with the monthly user fees, transaction fees, new user set-up fees and other service fees represent one unit of accounting.
4 Basic Criteria
SAB 104 requires that revenues generally are realized or realizable and earned when all of the four following criteria are met:

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

a)	persuasive evidence of an arrangement exists. We generally require a written contract as persuasive evidence of an arrangement for all new customers. Our arrangements are often amended as to commercial terms, services purchased, etc, and we also require that the amendment or extension be a formal written contract. The contract and all amendments are signed by appropriate members of management by both parties to the arrangement.

b)	delivery has occurred or services have been rendered. Generally, we deem delivery to have occurred or services to have been rendered upon completion of our implementation services and initiation of the account presentation, payment and other services. (See discussion above where we consider the impact of acceptance criteria). We believe that each month when we provide monthly transactions services to our customers that the services have been rendered as of each month end. With respect to the “a la carte” services, service has been rendered when the requested deliverable or service is delivered/rendered to the customer, such as a stop payment or check copy or SAS 70 report.

c)	the seller’s price to the buyer is fixed or determinable. We generally require customers to pay for the implementation fees at the commencement of the contract and pay for each month’s transaction services one month in arrears. The terms are typically 30 days, and we generally don’t offer “extended” payment terms. Implementation fees are generally quoted on a fixed-price basis and specified to the customer in the pricing schedule to the original contract. Monthly transactions are generally billed on a per transaction or per end user basis, unless certain monthly minimum amounts aren’t achieved, in which case the monthly minimum is billed. These transaction fees and any applicable minimums are also specified in the pricing schedule to the original contract. By month end, or within a reasonable period thereafter, the amount to be billed is known to us and is not subject to change based on other criteria (i.e., the customer is billed the greater of the amount based on per transactions or per end users, as dictated by the contract, or the monthly minimum, and that amount is recognized as revenue).

We have standard service level agreements that establish the level of service we must maintain. If the level of service is not maintained, a refund may be due. Historically, we have generally met the minimum level of service and usually pay out less than $5,000 in refunds on a yearly basis.

d)	collectibility is reasonably assured. We generally consider the credit risk of each customer with whom we enter a contractual arrangement. Most of our customers are well-known financial institutions, billers, card issuers or creditors and the financial status is known to us prior to entering contract negotiations. Additionally, we have a credit policy in place to check to assess the credit risk of each new customer.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

Acceptance criteria
Only a minority of our contracts provide for formal acceptance by the customer upon completion of the implementation services. While we generally do not obtain a formally signed customer acceptance document, we have reasonably concluded that a customer has implicitly accepted our implementation services once the customer initiates using our account presentation, payment and other services. We do not have a history of providing additional implementation services once monthly transactions have commenced and therefore we have concluded that this implicit customer acceptance is reasonable.
Revenue Recognition Policy
We defer revenues associated with our implementation fees and new user set-up fees until completion of such services and acceptance by customer, as required by the contract, and recognize them on a straight-line basis over the contract period, beginning in the month when the customer initiates using our account presentation, payment and other services. We believe the straight-line method reasonably approximates the well documented pattern of consistent usage by our customers. Additionally, we recognize revenues from our monthly transactions, or monthly minimums, in the period to which they relate. If a customer contracts with us to provide other professional services as part of our initial engagement which have value over the remaining contractual term, we defer the amount until the services are complete and then amortize the amount to revenue over the remaining contract term. For amounts collected in advance of revenue recognition, such as implementation and new user set-up fees, we record the amount as deferred revenues on our consolidated balance sheets and recognize revenue in accordance with the aforementioned policy. We do not “gross up” our balance sheet unless amounts have been collected.
There are limited occasions when our customers order “a la carte” services from us that are not tied or related to our software or basic monthly services. These services, generally immaterial, are provided under a separate contract and have a standalone value apart from the basic contract services we initially contracted to provide. We generally concluded that these services are not included in the single unit of accounting we established for our other service deliverables. We recognize revenue from these services upon completion of the services to the customer assuming the revenue recognition criteria under SAB 104 have been met.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

Form 10-K Footnote as filed:
Service fee revenues are generally comprised of account presentation services, payment services and relationship management services. Many of the Company’s contracts contain monthly user fees, transaction fees and new user registration fees for the account presentation services, payment services and relationship management services it offers that are often subject to monthly minimums, all of which are classified as service fees in the Company’s consolidated statements of operations. Additionally, some contracts contain fees for relationship management marketing programs which are also classified as service fees in the Company’s consolidated statements of operations. These services are not considered separate deliverables pursuant to Emerging Issues Task Force (“EITF”) No. 00-21 Revenue Arrangements with Multiple Deliverables (“EITF No. 00-21”). Accordingly, the new user registration fees are deferred and recognized as revenues on a straight-line basis over the period from the date that new user registration work concludes through the end of the contract. Fees for relationship management marketing programs, monthly user and transaction fees, including the monthly minimums, are recognized in the month in which the services are provided or, in the case of minimums, in the month to which the minimum applies. The Company recognizes revenues from service fees in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB No. 104”), which requires that revenues generally are realized or realizable and earned when all of the following criteria are met: a) persuasive evidence of an arrangement exists; b) delivery has occurred or services have been rendered; c) the seller’s price to the buyer is fixed or determinable; and d) collectibility is reasonably assured. Revenues associated with services that are subject to refund are not recognized until such time as the exposure to potential refund has lapsed.
4.	Please tell us management’s basis for classification of interest income on funds held in clearing accounts as service revenue within the Consolidated Statements of Operations. Please tell us the accounting literature relied upon.
Response:
We derive our investment income from two primary sources: our general cash and investment accounts, the contents of which are owned by us, and clearing accounts, the contents of which are not owned by us, but are simply under our control through our primary operations. The investment income earned from monies owned by us are classified as non-operating income on our statement of operations per Item 5-03.9 of Regulation S-X.
Investment income earned from monies in our clearing account correlates with our operations. Increases in transactions and/or end users generally lead to increased amounts in our clearing accounts resulting in greater investment income. Our fee structure is calculated with this investment income in mind, and we specify in our contracts that investment income is included as part of our service fees. Furthermore, the ability to generate investment income from the monies in the clearing account and the ownership of said income is also

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

specifically written into the contract. We consider our ability to capture this investment income as a part of our pricing structure with our clients. Since the interest is derived through our interaction with our clients, we have considered it to be revenue. As such, we consider the guidance under SAB 104 in recognizing the revenue.
Item 5-03.9 of Regulation S-X classifies interest income as a non-operating activity. The source of the investment income we earn from the clearing account and its correlation with our operations clearly shows that this is an operating activity and therefore a component of revenues.
Other publicly held companies classify investment income derived from operations as part of revenue. These companies include financial service companies and companies providing business services complimentary to financial services. Our largest direct competitor, Checkfree Corporation, is publicly traded and releases comparable information where investment income derived from operations is classified as part of revenue.
Form 10-K Footnote as filed:
The Company collects funds from end-users and aggregates them in clearing accounts, which are not included in its consolidated balance sheets, as the Company does not have ownership of these funds. For certain transactions, funds may remain in the clearing accounts until a payment check is deposited or other payment transmission is accepted by the receiving merchant. The Company earns interest on these funds for the period they remain in the clearing accounts. The collection of interest on these clearing accounts is considered in the Company’s determination of its fee structure for clients and represents a portion of the payment for services performed by the Company. The interest totaled $6.4, $1.8 and $0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively and is classified as service fees in the Company’s consolidated statements of operations.
3. Acquisitions, pages 60
5.	We note the Company engaged an independent valuation firm to identify and value the intangible assets acquired in the Princeton eCom acquisition. As the independent valuation firm appears to be an expert. Accordingly please disclose the name of the firm and provide a consent.
Response:
In future filings, we will remove the references to the work completed by the valuation firms. We engaged the independent valuation firm to assist in the valuation of our intangible assets post-acquisition. The valuation firm did not

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

assist nor did they provide a report relating to the consideration or the fairness of the consideration offered to the owners of the acquired company. No portion of the report of the valuation firm was quoted or summarized. Moreover, since no report of the firm was quoted or summarized, we do not believe a consent would be required under Rule 436.
We utilized the valuation firm’s processes to enable us to separately value intangibles and goodwill. The valuation firm gathered its primary information concerning the makeup and use of the intangible assets from management. Even though we utilized a valuation firm to perform work related to the acquisition, we feel that we would have reached the same conclusions on a material basis in regards to the amounts allocated to intangibles and the estimated lives had we completed the valuation internally. In addition, future testing for impairment on a yearly and specific event basis will be completed internally.
7. Goodwill and Intangible Assets, page 65
6.	We note that you have assigned an eleven year weighted-average useful life to the customer list intangible asset. Please tell us, in sufficient detail, the bases for determining that an eleven year weighted-average useful life was appropriate for your acquired customer lists.
Response:
The business models both we and Princeton eCom employ provides for recurring business. The nature of the services we provide, the reliance our customers normally have on us and the avoidance of the complexities of establishing a relationship with a different service provider generally leads to long term engagements with our customers. Customer contracts from our Princeton acquisition are very similar to our legacy Online Resources contracts.
The estimated life of the contracts acquired in the Princeton acquisition was determined through a historical look at Princeton eCom contracts in place from 2000 to the acquisition date. The contracts, apportioned into the year of origination, were reviewed for complimentary product growth, contract cancellation and average life. We were able to obtain very specific customer implementation, retention, churn and growth information related to those contracts. Using the product growth and contract cancellation metrics obtained from the historical contract review, the historical contracts were extrapolated out into future years to determine the last year in which they would provide revenue. By the twelfth year following the acquisition, revenue from the assumed contracts was reduced to zero. It was also determined that the revenue derived from these contracts would not decrease ratably over their estimated useful life. Using the estimated useful life model, it was determined that 36% of the revenue from the

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

acquired contracts would cease after the first year and 77% would cease after three years. Therefore, amortization was accelerated to match the drop in revenue. After five years, the customer lists from Princeton eCom would be 92% amortized. The current method using an accelerated method matches the trend in revenues derived from the useful life valuation model.
12. Preferred Stock
Series A-1 Redeemable Convertible Preferred Stock, page 70
7.	We note your redeemable convertible preferred stock appears to have a variable conversion rate that will not exceed a specified number of common shares. Please provide to us management’s analysis of SFAS 133 and EITF 00-19 which would support their current opinion that the embedded conversion feature does not require bifurcation.
Response:
FAS 133 paragraph 12 states:
“Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6—9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:
a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this FAS 133.

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.”
Identification of the Embedded Options
Right to Convert (Conversion Option)
Immediately after issuance, holders of the Redeemable Convertible Preferred Stock (“RCPS”) have the right to convert their shares of RCPS into common stock by dividing the original price ($1,000) plus, at the option of the holder, the “Accruing Amount” by the conversion rate of $16.22825 per share. However, we have the right to settle all or part of the Accruing Amount in cash in lieu of Common Stock and the conversion rights are subject to the Cap Amount. The conversion rate is fixed during the life of the instrument except for adjustment for certain anti-dilution rights. The Cap Amount represents the maximum number of underlying shares of common stock that can be issued without requiring stockholder approval under the regulations of the Nasdaq Stock Market.
If the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host contract, then Statement 133 would not require bifurcation of the derivative, and there is no separate accounting for the derivative. The accounting for the instrument as a whole prevails.
Under FAS 133 paragraph 60, if the derivative and the host both have residual interest in the entity then both have equity features and are clearly and closely related. The RCPS and the common stock both have a residual interest in our net assets subject to the interest of the senior secured note holders. While RCPS does have a liquidation preference, its interest is a residual interest subject to all of the risks of an owner and all of the preferences of both secured and unsecured creditors. A debt instrument would not be subject to these risks.
Additionally, paragraph 61(l) specifically states that the terms of convertible stock must be analyzed to determine if its features are closer to debt or equity. Terms considered to be more akin to debt were typical cumulative fixed rate convertible preferred stock with a mandatory redemption feature. Terms more akin to equity are cumulative participating perpetual preferred stock. While the RCPS does

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

have a fixed “Accruing Amount” it weights in more heavily on the equity side due to its residual equity interest, right to participate in dividends declared on the common stock in excess of the Cumulative Amount, as defined by Section 2 of the Certificate and lack of a mandatory redemption feature.
Furthermore, the conversion feature is not a derivative because it is indexed and settled in shares of our common stock under FAS 133 par. 11 (a); and EITF 01-6 par. 8.
Conversion Call by Corporation (Conversion Call Option)
Pursuant to Section 4 (b) of the RCPS Certificate, we may initiate a “Conversion Call” requiring conversion of the RCPS on a pro-rata basis into common stock. This option can only be exercised when the volume weighted average price per share of the common stock exceeds one hundred and sixty-five percent (165%) of the Conversion Price, but the number of Common shares that can be issued as a result of any Conversion Call cannot exceed the product of the average daily trading volume times thirty (30).
As detailed above, FAS 133 paragraph 12 requires that all three criteria must be met to conclude that an embedded derivative must be separated from the host contract. Both conversion options (i.e., the conversion call by the Company and the optional conversion by the Holders) are indexed to our stock and thus are exempt under par. 11(a). Also, the clearly and closely related to the economic characteristics of the host contract of this option are obvious. If the price of the common stock increases so does the value of the embedded derivative. Thus, separate accounting under FAS 133 does not apply; however, for the purpose of this memorandum we have performed the EITF 00-19 analysis to determine if the exception would be available if FAS 133 did apply.
EITF 00-19 Analysis “Liability or Equity if Freestanding”
ETIF 00-19 paragraph 4 grants an exception to applying paragraphs 12-32 of that Issue if the hybrid contract is “a conventional convertible debt” instrument that (1) the holder may only realize the value of the conversion option by exercising the option and (2) receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). The term “conventional convertible debt” is defined in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19.” The Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer), for which the ability to exercise the option is based on the passage of time or a contingent event, should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” anti-dilution provisions

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of SFAS 123(R)) that are designed to maintain the value of the conversion option.
Fixed Number of Shares
Under Sections 4(a) and 4(b) of the Certificate, the holders are required to receive shares based upon a conversion price of $16.22825 per share subject to adjustment solely for the purposes of anti-dilution. In all instances of conversion, the numerator in the conversion ratio shall be the Original Issue Price and the denominator shall be the conversion price, subject to adjustment for stock splits, stock dividends, recapitalizations and the like. The holder may “elect” to receive the amount of the Accruing Amount as defined in Section 3(a) (ii) in shares; however, that election is subject to our discretion, and we intend to pay in cash in lieu of shares. Thus, a fixed number of common shares will be issued for every converted share of RCPS, (61.62 shares = $1,000/$16.22825), for the purposes of EITF 00-19 and EITF 05-2.
Entire Proceeds
Neither conversion option embedded in the RCPS requires a net-cash settlement to convert the “Original Issue Price” ($1,000), thus the entire proceeds of the conversion option would be received in stock. This analysis is entirely consistent with the examples provided by the SEC in it presentation of the “Roadmap” analysis at the AIPCA National Convention on December 6, 2005. In its examples the SEC focused on the reset features that changed the conversion prices of the option as an indicator of non-conventional convertible debt. The RCPS does not have any reset mechanisms and has complete control over whether any of the Accruing Amount is converted into common shares. The Accrual Amount is similar to a dividend, which is normally paid in cash and is sometimes paid as a stock dividend. The Escalation Accrual is payable in cash and is not subject to the conversion right.
Thus, we believe the conversion features qualify as “conventional convertible debt” under EITF 00-19 and 05-2. This conclusion is further supported by the Common Cap limitation on conversions as cited in 00-19 as an indicator of conventional convertible debt.

Mr. Howard Efron
Securities and Exchange Commission
July 13, 2007

15. Equity Compensation Plans, page 72
8.	We note that you have disclosed net loss per share measures that would have resulted if you continued to account for share-based compensation under APB No. 25. These measures appear to be non-GAAP measures. Please tell us how you have complied with Item 10(e) of Regulation S-K.
Response:
Disclosures that include what our net loss per share would have been for the prior period under APB No 25 will no longer be included in our filings or communications with investors.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     You may contact me at 703-653-3155 if you have questions regarding our responses to your comments on the financial statements and related matters.
Sincerely,
/s/ Catherine Graham
Catherine Graham
Chief Financial Officer